Exhibit 99.1

AMTD International Inc. Announces the Proposed Dual-Listing of US$1.0 billion Medium Term Note Program on SGX-ST

SINGAPORE, April 2, 2020 — AMTD International Inc. (“AMTD” or the “Company”) (NYSE: HKIB), a subsidiary of AMTD Group, a leading comprehensive financial services conglomerate, today announced that approval in principle has been received from the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing and quotation of each applicable series of the securities under the US$1.0 billion medium term note program of the Company (the “MTN Program”) on the Official List of the SGX-ST. With this approval, the MTN Program will become a dual-listed medium term note program, which will successfully list on both The Stock Exchange of Hong Kong Limited and the SGX-ST. The listing of the MTN Program on SGX-ST is expected to become effective on or about April 6, 2020.

Under the MTN Program, the Company may from time to time issue medium term notes or perpetual securities up to an aggregate amount of US$1.0 billion. The Company intends to use the net proceeds from the issuances of debt securities under the MTN Program for long-term development needs, international expansion and general corporate purposes.

The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions or reports contained in the listing memorandum relating to the MTN Program. Admission of the Securities to the Official List of the SGX-ST and quotation of the Securities on the SGX-ST is not to be taken as an indication of the merits of the Company, the MTN Program or the securities issued thereunder.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to a U.S. person except pursuant to an exemption from or in a transaction not subject to, the registration requirements of the Securities Act. The Company does not intend to make any public offering of securities in the United States.

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB) is a premier Hong Kong-headquartered financial institution group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.”

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.